UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                 SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                             (Amendment No. 1(1))*


                               Guitar Center, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    402040109
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 March 13, 2007
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

          [_]  Rule 13d-1(b)

          [_]  Rule 13d-1(c)

          [X]  Rule 13d-1(d)

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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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(1) The reporting persons initially filed this Form 13G reflecting its holdings as of March 12, 2007, however, that filing was based on an incorrect calculation of the issuer's number of shares outstanding. Using the correct number of outstanding shares (based on the issuer's Form 10K filed on March 1, 2007), the reporting persons did not become 5% holders until March 13, 2007. This amendment has been filed to reflect (1) the correct date on which the reporting persons became 5% holders and (2) the correct percentage of shares held by the reporting persons.

CUSIP No. 402040109
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Hoplite Capital Management, LLC
     04-3753752

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a)  [_]
                                                                 (b)  [X]
3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     0

6.   SHARED VOTING POWER

     1,536,345

7.   SOLE DISPOSITIVE POWER

     0

8.   SHARED DISPOSITIVE POWER

     1,536,345

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,536,345

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

                                                                      [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.21%

12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     OO

CUSIP No. 402040109
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     John T. Lykouretzos

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a)  [_]
                                                                 (b)  [X]
3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     0

6.   SHARED VOTING POWER

     1,536,345

7.   SOLE DISPOSITIVE POWER

     0

8.   SHARED DISPOSITIVE POWER

     1,536,345

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,536,345

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

                                                                      [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.21%

12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN

CUSIP No. 402040109
          ---------------------


Item 1(a).  Name of Issuer:

            Guitar Center, Inc.
            --------------------------------------------------------------------

      (b).  Address of Issuer's Principal Executive Offices:


            5795 Lindero Canyon Road
            Westlake Village, CA 91362
            --------------------------------------------------------------------


Item 2(a).  Name, Principal Business Address, and Citizenship of Persons Filing:


            Hoplite Capital Management, LLC - Delaware *+
            John T. Lykouretzos - U.S.A. *+
            810 Seventh Avenue, 39th Floor
            New York, New York 10022
            United States of America

            --------------------------------------------------------------------


      (d).  Title of Class of Securities:


            Common Stock
            --------------------------------------------------------------------

      (e).  CUSIP Number:

            402040109
            --------------------------------------------------------------------

Item 3. If This Statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a:

     (a) [_] Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78c).

     (b) [_] Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

     (c) [_] Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

     (d) [_] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e) [_]  An investment adviser in accordance with s.240.13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with s.240.13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j) [_]  Group, in accordance with s.240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

          Hoplite Capital Management, LLC - 1,536,345
             John T. Lykouretzos - 1,536,345
          ----------------------------------------------------------------------

     (b)  Percent of class:

          Hoplite Capital Management, LLC - 5.21%
          John T. Lykouretzos - 5.21%

          ----------------------------------------------------------------------

     (c)  Number of shares as to which the person has:

          (i)      Sole power to vote or to direct the vote:

                   Hoplite Capital Management, LLC - 0
                   John T. Lykouretzos - 0

          (ii)     Shared power to vote or to direct the vote:

                   Hoplite Capital Management, LLC - 1,536,345
                   John T. Lykouretzos - 1,536,345

          (iii)    Sole power to dispose or to direct the disposition of:

                   Hoplite Capital Management, LLC - 0
                   John T. Lykouretzos - 0

          (iv)     Shared power to dispose or to direct the disposition of:

                   Hoplite Capital Management, LLC - 1,536,345
                   John T. Lykouretzos - 1,536,345


Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

            N/A

         -----------------------------------------------------------------------

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

            N/A
         -----------------------------------------------------------------------


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

     If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

            N/A
         -----------------------------------------------------------------------


Item 8.  Identification  and  Classification  of Members of the Group.

     If a group has filed this schedule pursuant to s.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to s.240.13d-1(c) or s.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

            N/A
         -----------------------------------------------------------------------


Item 9.  Notice of Dissolution of Group.

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

            N/A
         -----------------------------------------------------------------------

Item 10.  Certification.

     (b) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Hoplite Capital Management, LLC *+

By: /s/ John T. Lykouretzos
-----------------------------------
John T. Lykouretzos



/s/ John T. Lykouretzos *+
-----------------------------------
John T. Lykouretzos





March 23, 2007

*The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.


+Principal of the investment manager or investment manager to the entity in whose account the reported securities are held.

                                                                       Exhibit A


                                    AGREEMENT

The undersigned agree that this Schedule 13G dated March 23, 2007 relating to the Ordinary Shares of Guitar Center, Inc. shall be filed on behalf of the undersigned.


Hoplite Capital Management, LLC *+

By: /s/ John T. Lykouretzos
-----------------------------------
John T. Lykouretzos *



/s/ John T. Lykouretzos *+
-----------------------------------
John T. Lykouretzos

*The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.


+Principal of the investment manager or investment manager to the entity in whose account the reported securities are held.



SK 21787 0002 757798